

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Quanzhong Lin
Chief Executive Officer, President, and Secretary
AiXin Life International, Inc.
Hongxing International Business Building 2, 14th FL, No. 69
Qingyun South Ave., Jinjiang District
Chengdu City, Sichuan Province, China

     Re: AiXin Life International, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2022
         File No. 000-17284

Dear Quanzhong Lin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Vincent J. McGill